FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated September 21, 2011, announcing that it’s subsidiary, Spacenet Inc., has been selected by major retailer to deliver critical network solutions for current needs and potential store expansion.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 21, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’s Spacenet Selected by Major Retailer to Deliver Critical Network
Solutions for Current Needs and Potential Store Expansion

- Spacenet’s contract extension to support retail giant’s primary applications with business continuity and multicast solutions brings contract value to $27 million –

Petah Tikva, Israel, 21 September, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services today announced that its wholly owned subsidiary, Spacenet Inc., a leading provider of managed network services, was selected to continue its provision of VSAT network services to a major retailer with thousands of locations in the U.S.

This five year extension to 2018, with the two years remaining on previously scheduled services, brings the contract value to $27 million.  With potential store expansions, the contract value could grow to $35 million.

Under the terms of the contract, Spacenet will continue supporting the retailer’s stores with diverse network connectivity for a variety of data applications utilizing business continuity and multicast content delivery.  Spacenet will also support the retailer’s requirements for rapid site expansion as they add new retail locations in the U.S.  Spacenet’s vendor and technology agnostic approach provides customers with an optimum connectivity option for each site.  This results in better coverage, performance and security, while reducing network costs.

Spacenet’s reliable and cost-effective Managed Network solutions are able to manage a variety of traffic types supporting retail applications including PCI compliance, business continuity, on-site management support, internet/intranet access, POS, video security, inventory management, employee training and payroll systems, among many others.

“This award is genuine validation of the benefits Spacenet delivers to the retail industry,” said Spacenet President and COO, Glenn Katz. “Spacenet has invested in technology, services and people to accomplish our goal of delivering superior value and performance and helping our customers expand their business, reduce costs, improve security and meet their network objectives.  We’re delivering real improvements to the way our customers operate and serve their clients, and the industry is taking notice.”

About Spacenet®
Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today manages communications at more than 130,000 locations for customers including many Fortune 500 companies and major government agencies. The company offers a complete product and services portfolio for converged voice and data applications ranging from primary communications and secure data transfer, to hot stand-by solutions for continuity of operations and network backup, or field deployable solutions for disaster recovery and emergency management. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, VA; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). Visit Spacenet at www.spacenet.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com

Jon Douglas
Spacenet Inc.
(703) 848-1221
jon.douglas@spacenet.com